82-03854

SUPPL

John Keells Group

dlw 11/14

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Six months ended 30th September 2006

The Profit Attributable to Equity Holders and the Profit Before Tax (PBT) for the six months ended 30 September 2006 at Rs.1273 million and Rs.1766 million respectively were 13 per cent and 5 per cent above the corresponding periods in the previous year despite the PBT, during the quarter under review, at Rs.1044 million being 3 per cent below the Rs.1073 million recorded in the corresponding quarter in the previous year. The drop in PBT, quarter on quarter, was mainly a result of the revenue recognition cycle of the Property Industry Group. The Profit Attributable to Equity Holders, in the second quarter 2006/2007, at Rs.782 million, was a 7 per cent increase over the Rs.734 million recorded in the comparable period in the previous year.

Group Revenue for the quarter, and six months ended 30 September, 2006 at Rs.8.19 billion and Rs.15.76 billion respectively were 5 per cent and 11 per cent above the Rs.7.82 billion and Rs.14.17 billion recorded in the comparable period in the previous year. At a Company Level, the Net Profit for the quarter, and six months ended 30 September 2006, were Rs.561 million and Rs.843 million respectively, resulting in increases of 42 per cent and 25 per cent over the corresponding periods in the previous year.

In August 2006, the Group acquired its fifth resort in the Maldives. The Group obtained a 14-year lease for the Ellaidhoo Tourist Resort for an investment of USD 12.5 million. The resort, which currently has 94 rooms, can accommodate a further 17 water bungalows, construction of which is expected to commence next year. Ellaidhoo adds diversity to the Group's portfolio in the Maldives since it is relatively close to Male and is renowned for its excellent diving locality.

In order to optimise the Group's capital structure, John Keells Holdings Limited, placed, in October 2006, debentures for a total value of Rs.2.0 billion, primarily to the non-banking market. The debentures have a combination of fixed and floating rates with a maturity period of 4 years and the lock-in of these rates will reduce the impacts of interest rate volatility that have been experienced in recent times.

The **Transportation Industry Group** performed well in the quarter under review improving its PBT of the previous year on the back of strong volume growth at the Port. Volumes at the Colombo Port have increased by 25 per cent in the first nine months of the calendar year.

The **Leisure Industry Group**, although showing better results than the corresponding period of 2005/06, performed well below expectations. The Maldivian resorts recorded strong profitability, with tourism arrivals in the Maldives showing significant growth. We have acquired two new resorts in the Maldives this year and a third is under construction, all this being a part of our efforts to broaden and diversify regionally. These investments will contribute significantly to profitability in the latter part of the current financial year and in the future years. The tourism industry in Sri Lanka has not shown the anticipated improvements, primarily because of the volatile country situation, and this has resulted in the Resort and City hotels performance falling short of expectations. The Destination Management businesses showed moderate profitability compared to a loss in the corresponding period.

Notwithstanding the issues currently impacting the local Leisure Industry, we are proceeding with our strategies which we believe will create stakeholder value in the medium term. The Group launched two more properties under the "Chaaya" umbrella, these being "Chaaya Lagoon Hakuraa-Huraa" in the Maldives and the "Chaaya Citadel" in Kandy, Sri Lanka. In keeping with the Chaaya theme of offering unique experiences to its clients, both hotels launched experience packages to match the diversity of its offering.

The **Property Industry Group**, in the quarter under review, recorded a PBT of Rs.191 million as compared to the Rs.418 million in the corresponding quarter of the previous year. The revenue cycle of the "Monarch

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30th September			Six months to 30th September		
	2006	2005	Change %	2006	2005	Change %
Revenue	8,189,812	7,815,518	5	15,756,861	14,174,201	11
Cost of Sales	(5,738,174)	(5,531,782)	4	(11,352,234)	(10,169,356)	12
Gross Profit	2,451,638	2,283,736	7	4,404,627	4,004,845	10
Dividend Income	13,750	-	-	14,444	694	1,981
Other Operating Income	145,696	85,629	70	261,314	164,143	59
Distribution Expenses	(366,056)	(306,833)	19	(684,038)	(602,574)	14
Administrative Expenses	(1,081,078)	(856,974)	26	(2,106,281)	(1,690,006)	25
Other Operating Expenses	(257,587)	(244,139)	6	(463,021)	(434,702)	7
Profit from Operating Activities	906,363	961,419	(6)	1,427,045	1,442,400	(1)
Finance Expenses	(268,439)	(122,799)	119	(455,342)	(252,876)	80
Share of Associate Company Profits	406,237	234,024	74	794,033	491,486	62
Profit Before Tax	1,044,161	1,072,644	(3)	1,765,736	1,681,010	5
Tax Expense	(189,742)	(200,648)	(5)	(366,756)	(361,420)	1
Profit for the Period	854,419	871,996	(2)	1,398,980	1,319,590	6
Attributable to :						
Equity Holders of the Parent	781,754	733,750	7	1,273,365	1,125,494	13
Minority Interest	72,665	138,246	(47)	125,615	194,096	(35)
	854,419	871,996		1,398,980	1,319,590	
	Rs.	Rs.		Rs.	Rs.	
Earnings Per Share - Basic	1.70	1.61		2.78	2.46	
Earnings Per Share - Diluted	1.69	1.59		2.75	2.44	
Dividend Per Share	-	-		-	-	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit Before Tax	1,765,736	1,681,010
Adjustments for :		
Interest Income	(128,514)	(100,203)
Finance Expenses	455,342	252,876
Dividend Income	(14,444)	(694)
Share of Associate Company Profits	(794,033)	(491,486)
Depreciation of Property, Plant & Equipment	600,170	574,655
(Profit) / Loss on Sale of Property, Plant & Equipment	(16,659)	4,987
(Profit) / Loss on Sale of Non-Current Investment	-	251
(Profit) / Loss on Sale of Other Investment	-	(3,915)
Amortisation of Goodwill on Consolidation (Net)	-	(2,608)
Gratuity Provision	65,271	69,193
Profit Due to Changes in Holding	-	(8,446)
Amortisation of Other Deferred Liabilities	(947)	(4,601)
Amortisation/Depreciation of Non Current Assets	50,803	33,837
Operating Profit before Working Capital Changes	1,982,725	2,004,856
(Increase) / Decrease in Inventories	268,159	(347,924)
(Increase) / Decrease in Receivable & Prepayments	(1,519,413)	(177,170)
(Increase) / Decrease in Non-Current Assets	(144,082)	(88,284)
Increase / (Decrease) in Creditors & Accruals	450,984	(119,981)
Cash Generated from Operations	1,038,373	1,271,497
Interest Received	128,514	100,203
Finance Expenses Paid	(455,342)	(252,876)
Dividend Received	738,837	258,665
Tax Paid	(354,878)	(464,168)
Gratuity Paid	(21,434)	(32,258)
Net Cash Flow from Operating Activities	1,074,070	881,063
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(1,019,484)	(1,758,081)
Purchase of Lease Rights	(3,518,646)	-
Purchase of Investments	-	(2,825)
Increase in Interest in Subsidiaries	(993)	-
Acquisition of Associate	(705,458)	-
Increase in Interest in Associates	-	(15,988)
Proceeds from Sale of Property, Plant & Equipment	20,805	3,068
Proceeds from Sale of Non-Current Investments	-	365,964
Proceeds from Sale of Other Investments	-	6,963
Addition to Intangible Assets	(4,229)	-
Grants Received for Investing Activities	-	9,312
Net Cash Flow used in Investing Activities	(5,228,005)	(1,391,587)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from Issue of Shares - Company	85,552	59,105
Dividend Paid to Equity Holders of the Parent	(400,142)	(398,028)
Dividend Paid to Minority Shareholders	(121,892)	(128,051)
Proceeds from Interest Bearing Borrowings	620,000	897,017
Repayment of Interest Bearing Borrowings	(267,616)	(266,752)
Proceeds from / (Repayment of) Short Term Borrowings (Net)	4,195,625	(780,838)
Net Cash Flow from / (used in) Financing Activities	4,111,527	(617,547)
NET DECREASE IN CASH & CASH EQUIVALENTS	(42,408)	(1,128,071)
CASH & CASH EQUIVALENTS AT THE BEGINNING	2,294,593	3,497,195
CASH & CASH EQUIVALENTS AT THE END	2,252,185	2,369,124
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short Term Investments	4,487,375	3,012,416
Cash in Hand & at Bank	1,071,138	1,590,342
Bank Overdrafts	(3,306,328)	(2,233,634)
	2,252,185	2,369,124

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th September	2006	2005	As at 31.03.2006
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	347,727	374,356	349,362
Investment Property	800,000	709,988	800,000
Investments in Subsidiaries & Joint Ventures	14,401,721	12,994,674	12,856,697
Investments in Associates	2,371,404	1,453,710	1,665,947
Other Investments	94,507	94,507	94,507
Other Non-Current Assets	561,929	88,624	65,906
	18,577,288	15,715,859	15,832,419
Current Assets			
Inventories	851	915	874
Trade & Other Receivable	389,694	565,192	339,256
Amounts Due from Related Parties	245,853	260,001	185,831
Cash in Hand & at Bank	5,336	133,122	160,157
	641,734	959,230	686,118
Total Assets	19,219,022	16,675,089	16,518,537
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	4,589,507	3,990,795	4,000,070
Capital Reserves	4,701,322	5,163,442	5,205,203
Revenue Reserves	5,426,255	4,704,236	4,983,697
Total Equity	14,717,084	13,858,473	14,188,970
Non-Current Liabilities			
Interest Bearing Borrowings	600,000	682,396	600,000
Retirement Benefit Obligations	77,533	77,384	73,834
	677,533	759,780	673,834
Current Liabilities			
Trade & Other Payables	214,032	182,509	203,408
Amounts due to Related Parties	62,783	38,200	4,270
Income Tax Liabilities	19,766	5,714	30,519
Short Term Borrowings	2,000,000	950,000	500,000
Current Portion of Interest Bearing Borrowings	82,396	165,161	164,974
Bank Overdrafts	1,445,428	715,252	752,562
	3,824,405	2,056,836	1,655,733
Total Equity & Liabilities	19,219,022	16,675,089	16,518,537
	Rs.	Rs.	Rs
Net Assets Per Share	32.07	30.20	30.92

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these Financial Statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

26 October 2006

STATEMENT OF CHANGES IN EQUITY

Group - Total Equity

	2006	2005
Balance as at 31st March	26,610,846	22,531,696
Currency Translation Differences	32,150	12,840
Net Gain / (Loss) Recognised Directly in Equity		
Disposals and Changes in Holding	-	(233,621)
Associate Company Share of Net Assets	20,878	40,346
Effect of Adopting New / Revised Sri Lanka Accounting Standards	1,034,086	751,232
Share Options Exercised	17,802	11,081
Premium on Issue of Shares	67,750	48,024
Profit for the Period	1,398,980	1,319,590
Final Dividend to Equity Holders of the Parent	(400,142)	(398,028)
Subsidiary Dividend to Minority Shareholders	(121,892)	(128,051)
Balance as at 30th September	28,660,458	23,955,109

Company

	2006	2005
Balance as at 31st March	14,188,970	13,164,499
Effect of Adopting New / Revised Sri Lanka Accounting Standards	-	359,845
Share Options Exercised	17,802	11,081
Premium on Issue of Shares	67,750	48,024
Profit for the Period	842,704	673,052
Final Dividend	(400,142)	(398,028)
Balance as at 30th September	14,717,084	13,858,473

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

26 October 2006

SEGMENT INFORMATION

For the six months ended 30th September	Transportation		Leisure		Property		Food & Beverage		Financial Services		Information Technology		Others		Group Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	6,232,857	4,915,858	3,567,679	2,276,404	762,529	1,432,483	4,895,358	3,988,014	1,307,569	1,964,951	1,174,933	870,717	1,262,707	1,808,067	19,203,632	17,256,494
Less :																
Intra Segment Revenue	-	-	(261,358)	(167,684)	-	(5,727)	(120,303)	(95,939)	-	(33)	(5,516)	(3,511)	(15,194)	(25,607)	(402,371)	(298,501)
Inter Segment Revenue	(43,067)	(58,107)	(30,411)	(32,880)	(55,546)	(53,784)	(23,111)	(20,378)	-	(126)	(106,098)	(71,835)	(158,320)	(211,106)	(416,553)	(448,216)
Segment Revenue	6,189,790	4,857,751	3,275,910	2,075,840	706,983	1,372,972	4,751,944	3,871,697	1,307,569	1,964,792	1,063,319	795,371	1,089,193	1,571,354	18,384,708	16,509,777
Share of Associate Company Revenue	(1,154,555)	(852,005)	-	-	-	-	-	-	(1,237,929)	(1,483,571)	-	-	(235,363)	-	(2,627,847)	(2,335,576)
Revenue	5,035,235	4,005,746	3,275,910	2,075,840	706,983	1,372,972	4,751,944	3,871,697	69,640	481,221	1,063,319	795,371	853,830	1,571,354	15,756,861	14,174,201
Profit from Operating Activities	757,670	712,037	296,384	9,730	252,214	470,426	225,218	179,642	30,871	139,083	28,082	17,428	(163,394)	(85,946)	1,427,045	1,442,400
Share of Associate Company Profit	617,486	426,894	-	-	-	-	-	-	156,145	64,592	-	-	20,402	-	794,033	491,486
Segment Results	1,375,156	1,138,931	296,384	9,730	252,214	470,426	225,218	179,642	187,016	203,675	28,082	17,428	(142,992)	(85,946)	2,221,078	1,933,886
Finance Expenses	(7,863)	(479)	(199,307)	(17,477)	(8,600)	1,469	(41,329)	(39,728)	(143)	(110)	(1,445)	(80)	(196,655)	(196,471)	(455,342)	(252,876)
Profit / (Loss) Before Tax	1,367,293	1,138,452	97,077	(7,747)	243,614	471,895	183,889	139,914	186,873	203,565	26,637	17,348	(339,647)	(282,417)	1,765,736	1,681,010
Tax Expense	(59,643)	(93,870)	(26,755)	(30,427)	(11,209)	(10,147)	(87,372)	(72,170)	(71,034)	(49,943)	(20,622)	(13,617)	(90,121)	(91,246)	(366,756)	(361,420)
Profit / (Loss) for the Period	1,307,650	1,044,582	70,322	(38,174)	232,405	461,748	96,517	67,744	115,839	153,622	6,015	3,731	(429,768)	(373,663)	1,398,980	1,319,590
Attributable to :																
Equity Holders of the Parent	1,297,005	986,485	60,014	(50,199)	196,139	387,757	52,955	40,908	112,225	131,306	6,015	3,731	(450,988)	(374,494)	1,273,365	1,125,494
Minority Interest	10,645	58,097	10,308	12,025	36,266	73,991	43,562	26,836	3,614	22,316	-	-	21,220	831	125,615	194,096
	1,307,650	1,044,582	70,322	(38,174)	232,405	461,748	96,517	67,744	115,839	153,622	6,015	3,731	(429,768)	(373,663)	1,398,980	1,319,590

Note : In addition to Segment Results, other information such as finance expenses, tax expenses have been segmented for better presentation.
All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company.
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr S C Ratnayake – Chairman
Mr A D Gunewardene – Deputy Chairman
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Easparathasan
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo

Audit Committee
Mr P D Rodrigo – Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe – Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee
Mr T Das – Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Nations Trust Bank
NDB Bank
Pan Asia Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
CitiBank NA
New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone (94 11) 2306000
Facsimile : (94 11) 2447087

Internet www.keells.com
Email jkh@keells.com